Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated August 12, 2016, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Offerors (as defined below) are not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offerors become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Offerors will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Offerors cannot do so, the Offerors will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offerors by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

National Holdings Corporation

at

$3.25 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated August 12, 2016

by

FBIO Acquisition, Inc.,

a wholly-owned subsidiary of

Fortress Biotech, Inc.

Fortress Biotech, Inc. a Delaware corporation (“Parent”), and FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub” and, together with Parent, the “Offerors”), are offering to purchase all outstanding shares of common stock, par value $0.02 per share (“Shares”), of National Holdings Corporation, a Delaware corporation (the “Company”), at a price of $3.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Acquisition Sub. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with such institution as to whether they charge any service fees.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, SEPTEMBER 9, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE OFFERORS.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 27, 2016, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 12, 2016 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Acquisition Sub and the Company, pursuant to which, as of the consummation of the Offer and the purchase of the Shares validly tendered and not withdrawn in the Offer, one of the following will occur: (i) if Parent and its controlled affiliates own less than 80% of the then-outstanding Shares, then the Company will remain a publicly-traded company or (ii) if Parent and its controlled affiliates own 80% or greater of the then-outstanding Shares (the “Merger Condition”) and upon satisfaction or waiver of certain other conditions, Acquisition Sub will be merged with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”) and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares owned by Parent, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect dissenters’ rights under Delaware law) shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon. The Merger Agreement also provides that upon consummation of the Offer, regardless of the number of Shares purchased by Parent in the Offer, Parent will have the right to designate a majority of the members of the board of directors of the Company. The Merger Agreement is more fully described in the Offer to Purchase.

The purpose of the Offer is for Parent and its affiliates, through Acquisition Sub, to acquire an investment in the Company, or acquire the entire equity interest in the Company, depending on how many Shares are tendered. If the Merger Condition and certain other conditions are satisfied, then the Merger will be completed. In such event, the purpose of the Merger is to facilitate Acquisition Sub’s acquisition of all of the remaining outstanding Shares that were not tendered and purchased pursuant to the Offer. If the Offer is consummated and the Merger Condition is satisfied, Acquisition Sub intends to complete the Merger as promptly as practicable thereafter.

The Offer is not subject to any financing condition or any condition regarding any minimum number of Shares being validly tendered in the Offer. The Offer is, however, subject to the following conditions, among others:

•	the Financial Industry Regulatory Authority (“FINRA”) not denying the application under NASD Rule 1017 with respect to the Offer and the Merger (the “Rule 1017 Application”) or imposing any material restrictions or limitations on the Company’s broker-dealer subsidiaries as a result of the transactions contemplated by the Merger Agreement; provided, however, such condition shall no longer be a condition to the Offer if, upon consummation of the Offer, Acquisition Sub (together with Shares owned by Opus Point Partners LLC and its affiliates) would own less than 25% of all the then outstanding Shares and results in the withdrawal by the Company of the Rule 1017 Application as directed by FINRA (the “FINRA Condition”);

•	the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, to specified standards of materiality; and

•	other customary conditions as described in Section 13—“Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the Company’s board of directors (the “Company Board”), based upon the unanimous recommendation of independent review committees of the Company Board, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of the Company and its stockholders, and declared it advisable to enter into the Merger Agreement; (b) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and, if applicable, the Merger upon the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) resolved to remain neutral and make no recommendation to the holders of Shares as to whether to accept the Offer and tender their Shares pursuant to the Offer; (d) elected that the Merger contemplated by the Merger Agreement, if any, be expressly governed by Section 251(h) of the DGCL; (e) approved the Offer, the Merger, the Merger Agreement, the Stockholder Rights Agreement, the Support Agreement, the Voting Agreement (as such terms are defined in the Offer to Purchase) and the transactions contemplated thereby for purposes of and in accordance with Section 203 of the DGCL; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions. After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, if the Merger Condition is satisfied, Parent, Acquisition Sub and the Company will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

No dissenters’ rights are available to holders of Shares in connection with the Offer. However, if the Offer is consummated, the Merger Condition is satisfied and the Merger is completed, stockholders who have not tendered their Shares in the Offer and who comply with applicable legal requirements will have dissenters’ rights under the DGCL.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that the Merger Condition is satisfied, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 251(h) of the DGCL, as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

Subject to the terms of the Merger Agreement and to the extent permitted by the Exchange Act, including Rule 14(e), and other applicable laws, the Offerors expressly reserve the right to waive any condition, in whole or in part, (provided that the FINRA Condition described above may be waived only with the prior written consent of the Company), or modify the terms of the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, the Offerors reserve the right, and under certain circumstances the Offerors may be required, to extend the Offer, as described in Section 1—“Terms of the Offer” of the Offer to Purchase. Unless the Merger Agreement or the Offer is terminated in accordance with its terms, the Offerors may in their sole discretion commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) after the date and time at which Shares are first accepted for payment in the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

For purposes of the Offer, Acquisition Sub will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when Acquisition Sub gives oral or written notice to the Depositary of Acquisition Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Acquisition Sub and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, payment for Shares validly tendered and accepted pursuant to the Offer, and not properly withdrawn prior to the expiration time of the Offer, will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Holders of Shares that have not been adjusted to reflect the Company’s 1-for-10 reverse stock split, which occurred on February 17, 2015, may tender such Shares to the Depositary, which will first adjust such tendered Shares to reflect the reverse stock split and then process the tender of the resulting number of Shares in the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer. Further, if Acquisition Sub has not accepted Shares for payment by October 11, 2016, they may be withdrawn at any time prior to Acquisition Sub’s acceptance for payment after that date. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offerors, in their sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Offerors or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the expiration time of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Offerors with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer. Such copies will be furnished promptly at the Offerors’ expense. The Offerors will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

[Okapi Partners Logo]

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others, Call Toll-Free: (877) 629-6355

Email: info@okapipartners.com

August 12, 2016